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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            FOR THE MONTH OF MAY 1998

                         ------------------------------


                                PETSEC ENERGY LTD
                (FORMERLY PETROLEUM SECURITIES AUSTRALIA LIMITED)

                            Level 13, 1 Alfred Street
                                Sydney, NSW 2000
                                    Australia


        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                            Form 20-F __X__ Form 40-F


  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.]

                                Yes ____ No __X__

------------------------------------------------------------------------------

This report contains the following documents:

a) The Company's press release of 4 May 1998 entitled "PETSEC ENERGY ANNOUNCES ITS MARCH QUARTER RESULTS AND EXPLORATION SUCCESS", which includes the summary financial results for the three months ended 31 March 1998;

b) The Company's "QUARTERLY REPORT FOR PERIOD ENDED 31 MARCH 1998" lodged with the Australian Stock Exchange on 30 April 1998.

                                PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)

4 May 1998

                PETSEC ENERGY ANNOUNCES ITS MARCH QUARTER RESULTS
                             AND EXPLORATION SUCCESS

SYDNEY, Australia - Petsec Energy Ltd (ASX: PSA / Nasdaq: PSALY), an independent oil and gas exploration and production company with its operations offshore Gulf of Mexico, USA, today reported its results of operations for the three months ended 31 March 1998.

RESULTS OF OPERATIONS

Net production for the quarter was 11.7 Bcfe, up 13% on the March 1997 quarter. Net sales of US$28.0 million were 9% down on 1997, following a 20% drop in realised oil and gas prices from a year ago. Cash flow from operating activities in the quarter was $23.4 million, 3% down on 1997 ($24.1 million), also reflecting the decline in oil and gas prices.

Under US generally accepted accounting principles, Petsec incurred a net loss of US$8.9 million in the quarter (1997: a net income of US$6.6 million). The Company adopts the "successful efforts" method of accounting. In the quarter it expensed US$17.0 million of dry hole and impairment costs related to the South Marsh Island 189 #1 well and the West Cameron 480 #2 well. In April 1998 a further US$2.7 million was incurred on the South Marsh Island well and this will be expensed in the June 1998 quarter. Basic and diluted earnings per ADR were a loss of US$0.41 (1997: a net income per ADR of US$0.31).

Under Australian accounting standards, the Company reported an after tax loss of A$14.3 million in the quarter, after expensing A$28.6 million of dry hole and impairment costs as an abnormal item.

Production was up 13% on the March quarter a year ago and was 5% down on the December 1997 quarter. This was achieved despite extremely bad weather conditions and production shut-ins necessitated by our platform drilling activities. The poor weather required safety shutdowns to platforms and delayed production start-ups at Main Pass 84 and 104.

Petsec's Managing Director, Terry Fern, said: "The financial results for the quarter mainly reflected the dry hole and impairment expenses at South Marsh Island 189 and West Cameron 480 and the decline in both oil and gas prices from a year ago. Our oil and gas hedging program improved income by US$1.9 million, which offset some of this decline in prices."

"While the accounting results showed a loss for the quarter, our exploration success this year has more than offset the loss and Petsec's underlying value increased most satisfactorily," Mr Fern added.

EXPLORATION SUCCESS

The Company has achieved significant exploration success in 1998. To date the Ship Shoal 193 A-6 well has encountered 16 metres (51 feet) of net oil pay. The well's primary target, the E-8 sand, had 7 metres (23 feet) of the net oil pay. This pay sand has now been established as oil-bearing over an area of up to 900 acres up-dip from Petsec's B-1 well, which is producing out of the E-8 sand at the rate of 1,060 barrels of oil and 1.9 million cubic feet of gas per day. The Company expects to bring this discovery into production later this month, boosting oil production levels significantly.

The South Marsh Island 189 #1 well encountered 10 metres (32 feet) of net gas pay, but was plugged and abandoned as non-commercial, resulting in a dry hole expense. The existing proved reserves on the lease were unaffected by the results of this well and the Company will focus on development of these reserves and the remaining exploration potential of the leases.

The West Cameron 480 #2 well encountered 15 metres (50 feet) of net gas pay, but adverse hole conditions prevented it from reaching its deeper primary target. The well has been cased and temporarily suspended while development plans are finalised. Petsec is planning to test the deeper target zone by another well from a more favourable surface location. An impairment expense was recorded in the March quarter, reflecting the extra costs from the adverse hole conditions.

During the quarter Petsec was the high bidder for seven leases at the OCS Central Gulf of Mexico lease sale in March 1998 and it won one lease at the Texas State Waters lease sale in April 1998.

Four of the leases are strategically located adjacent to the Company's existing producing Main Pass leases. The remaining leases have large mapped potential and add to Petsec's growing inventory of prospects.

Mr Fern said: "The results from the Ship Shoal 193 A-6 ST well are excellent. We estimate that this well has added substantially to the Company's proved and probable reserve base and to the exploration potential of all our Ship Shoal 192/193/194 leases. We are also pleased that Petsec was awarded the adjacent Ship Shoal 180 lease from the OCS Central Gulf of Mexico lease sale in March 1998."

"We are now looking to increase the oil-processing capacity of our facilities at Ship Shoal 193 to cater for this success and we shall shortly begin a drilling program of three to five more wells on the Ship Shoal 192/193/194 leases," Mr Fern added.

As announced last week, Petsec Energy Ltd has received approval for listing its American Depositary Receipts on the New York Stock Exchange, and anticipates that trading on the NYSE will begin on 18 May 1998.


A summary of the unaudited financial results for the March 1998 quarter is attached.



For further information please contact:

In Australia:                                   In USA:

Terry Fern, Managing Director
or                                              Ross Keogh,
Robin Cumming, Chief Financial Officer            VP Finance and Administration

Petsec Energy Ltd                               Petsec Energy Inc
(61) 2 9247 4605 (phone)                        (318) 989 1942 (phone)
(61) 2 9251 2410 (fax)                          (318) 989 7271 (fax)

Level 13, Gold Fields House                     143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney, NSW 2000               Lafayette Louisiana, 70503-3402


   Company information is available at Petsec's web site http://www.petsec.com


1 Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2 Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and
         Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

                               Petsec Energy Ltd

               Results for the first quarter ended 31 March 1998

                     (A$, Australian accounting standards)

                                  (unaudited)


                                                            Three months ended       Change    Year to date ended    Change
                                                             31 Mar 98   31 Mar 97     %      31 Mar 98   31 Mar 97     %
                                                               (in thousands)                    (in thousands)
---------------------------------------------------------------------------------------------------------------------------
Oil and gas sales (before deducting royalties)         A$       51,145      49,893      +3%     51,145      49,893     +3%


Profit and loss account

 Operating profit before abnormal items                A$        6,258      14,218     -56%      6,258      14,218    -56%
 Abnormal items                                                (28,593)          -             (28,593)          -
                                                           -----------------------          -----------------------
  Operating profit (loss) before tax                           (22,335)     14,218             (22,335)     14,218
 Tax benefit (expense)                                           8,023      (4,529)              8,023      (4,529)
                                                           -----------------------          -----------------------
  Operating profit (loss) after tax                            (14,312)      9,689    -248%    (14,312)      9,689   -248%
                                                           -----------------------          -----------------------



Basic and diluted earnings per share                   A$        (0.13)       0.09               (0.13)       0.09

Number of shares outstanding (period end, thousands)           107,601     107,101             107,601     107,101

Number of shares outstanding (average, thousands)              107,601     107,008             107,601     107,008

Average US$ / A$ exchange rates                                 0.6690      0.7736              0.6690      0.7736

                               Petsec Energy Ltd

                Results for the first quarter ended 31 March 1998
               (US$, US generally accepted accounting principles)

                                  (unaudited)

                                                               Three months ended     Change    Year to date ended    Change
                                                              31 Mar 98   31 Mar 97     %      31 Mar 98   31 Mar 97     %
                                                                 (in thousands)                  (in thousands)
----------------------------------------------------------------------------------------------------------------------------
Statement of operations
 Oil and gas sales (net of royalties)                  US$      27,986      30,921      -9%     27,986      30,921     -9%
 Lease operating expenses                                       (4,236)     (2,292)             (4,236)     (2,292)
 General, administrative and other expenses                     (2,197)     (1,793)             (2,197)     (1,793)
 Stock compensation expense                                       (309)       (409)               (309)       (409)
                                                             ----------------------           ---------------------
  EBITDAX (income before interest, DD&A, exploration,
    dry hole costs)                                             21,244      26,427     -20%     21,244      26,427    -20%
 Depletion, depreciation & amortisation (DD&A)                 (15,102)    (14,103)            (15,102)    (14,103)
                                                             ----------------------           ---------------------
  Income from operations (before exploration &
    dry hole costs)                                              6,142      12,324     -50%      6,142      12,324    -50%
 Exploration expenditures                                       (1,824)     (1,293)             (1,824)     (1,293)
 Dry hole and impairment expense                               (16,951)          -             (16,951)          -
                                                             ----------------------           ---------------------
  Income (loss) from operations                                (12,633)     11,031    -215%    (12,633)     11,031   -215%
 Profit on sale of assets and other income                         (31)          -                 (31)          -
 Interest expense (net of interest income)                      (1,206)       (465)             (1,206)       (465)
 Equity in income (loss) of affiliates                               -        (318)                  -        (318)
                                                             ----------------------           ---------------------
  Income before tax                                            (13,870)     10,248    -235%    (13,870)     10,248   -235%
 Income tax benefit (expense)                                    5,004      (3,665)              5,004      (3,665)
                                                             ----------------------           ---------------------
  Net income (loss)                                    US$      (8,866)      6,583    -235%     (8,866)      6,583   -235%
                                                             ----------------------           ---------------------

Cash flow data
 Net cash provided by operating activities             US$      23,350      24,129      -3%     23,350      24,129     -3%
 Net cash used in investing activities                 US$     (32,361)    (33,988)            (32,361)    (33,988)
 Net cash provided by financing activities             US$       4,000       8,453               4,000       8,453

Balance sheet data (at end of period)
 Total assets                                          US$     242,830     181,692             242,830     181,692
 Cash and deposits                                     US$      14,160      11,122              14,160      11,122
 Long-term debt                                        US$     103,636      45,000             103,636      45,000
 Shareholders' equity                                  US$      92,640      98,890              92,640      98,890

Basic and diluted earnings per share
 Net income per ordinary share                         US$       (0.08)       0.06               (0.08)       0.06
 Net income per ADR                                    US$       (0.41)       0.31               (0.41)       0.31

 Average number of shares outstanding  (thousands)             107,601     107,008             107,601     107,008
---------------------------------------------------------------------------------------------------------------------------
                                Additional data

Net production
 Oil (MBbls)                                                       683         747      -9%        683         747     -9%
 Gas (MMcf)                                                      7,582       5,868     +29%      7,582       5,868    +29%
 Total (MMcfe)                                                  11,680      10,350     +13%     11,680      10,350    +13%

Net sales
 Oil (US$ in thousands)                                US$      10,953      15,991              10,953      15,991
 Gas (US$ in thousands)                                         17,033      14,930              17,033      14,930
                                                             ----------------------           ---------------------
 Total (US$ in thousands)                                       27,986      30,921      -9%     27,986      30,921     -9%
                                                             ----------------------           ---------------------

Average sales price
 Oil (US$ per Bbl)                                     US$       16.04       21.41     -25%      16.04       21.41    -25%
 Gas (US$ per Mcf)                                                2.25        2.54     -12%       2.25        2.54    -12%
 Total (US$ per Mcfe)                                             2.40        2.99     -20%       2.40        2.99    -20%

Average costs (US$ per Mcfe)
 Lease operating expenses                             US$         0.36        0.22                0.36        0.22
 Depletion, depreciation and amortisation                         1.29        1.36                1.29        1.36
 General, administrative & other expenses                         0.19        0.17                0.19        0.17
 Stock compensation expense                                       0.03        0.04                0.03        0.04
                                                             ----------------------           ---------------------
  Total (before exploration costs)                                1.87        1.80      +4%       1.87        1.80     +4%
                                                             ----------------------           ---------------------

                                PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)


                 QUARTERLY REPORT FOR PERIOD ENDED 31 MARCH 1998

                           HIGHLIGHTS FOR THE QUARTER

                            ---------------------------------- ----------------------------------- ------------------
PRODUCTION                            MARCH QUARTER                     DECEMBER QUARTER               CHANGE IN
                            ---------------------------------- -----------------------------------
                                 GROSS       NET OF ROYALTIES        GROSS       NET OF ROYALTIES    NET PRODUCTION
--------------------------- --------------- ------------------ ---------------- ------------------ ------------------
Oil:   Barrels ("Bbls")        844,836            683,255          930,077            753,466            Down 9%
--------------------------- --------------- ------------------ ---------------- ------------------ ------------------
Gas:   Million cubic feet        9,362              7,582            9,549              7,722            Down 2%
       ("MMcf")
--------------------------- --------------- ------------------ ---------------- ------------------ ------------------
Total: Billion cubic feet        14.43              11.68            15.13              12.24            Down 5%
       gas equivalent
       ("Bcfe")
--------------------------- --------------- ------------------ ---------------- ------------------ ------------------


Production commenced at Main Pass 104 and Main Pass 84.

Production for the quarter (down 5% from December quarter) was adversely affected by prolonged severe weather conditions which caused delay in production start-up at Main Pass 104 and 84 and safety shut-downs at some of our platforms. Also, platform drilling activities caused some production shut-ins.


EXPLORATION

Four wells were spudded and one well side-tracked during the quarter: Ship Shoal 193A-6ST was an oil discovery, West Cameron 480 #2 ST was a gas discovery, Main Pass 91B-3 was suspended prior to reaching its primary targets, and High Island A-308 #1 is currently drilling and yet to reach its primary targets. One well, South Marsh Island 189 #1, was plugged and abandoned.

SHIP SHOAL 193 A-6ST:     The Ship  Shoal 193 A-6ST  well  encountered  a total
                          of 16 metres  (51 feet) of net oil pay in three sands
                           and is drilling ahead.

WEST CAMERON 480 #2ST:    The West Cameron 480 #2ST well encountered a total of
                          15 metres (50 feet) of net gas pay in two sands, and has been cased and suspended.


RESERVES

Net proved reserves have increased 51% to 186 Bcfe (231 gross) at 31 December 1997 from 123 Bcfe (152 gross) at 31 December 1996. Net proved and probable reserves increased 55% to 255 Bcfe from 165 Bcfe.


LEASE ACQUISITION

Petsec was successful high bidder on seven leases at the OCS Central Gulf of Mexico lease sale held in New Orleans on 18 March 1998 and won one lease tract at the Texas State Waters lease sale held on 7 April 1998.
The eight leases have a net unrisked mapped reserve potential of 370 Bcfe.

OPERATIONS

------------------------------------------------------------------------------------------------------------------
                                     PRODUCTION FOR QUARTER ENDED 31 MARCH 1998
------------------------------------------------------------------------------------------------------------------
                          OIL (BBLS)             OIL (BBLS)             GAS (MMCF)               GAS (MMCF)
                             GROSS            NET OF ROYALTIES             GROSS              NET OF ROYALTIES
--------------------- --------------------- ---------------------- ----------------------- -----------------------
USA:
Gulf of Mexico              844,836               683,255                  9,341                    7,567
California                        -                     -                     21                       15
--------------------- --------------------- ---------------------- ----------------------- -----------------------
TOTAL:                      844,836               683,255                  9,362                    7,582
--------------------- --------------------- ---------------------- ----------------------- -----------------------


OFFSHORE LOUISIANA, GULF OF MEXICO, USA

MAIN PASS 6, 7 AND 91           Net revenue interests:  75.5%, 81.33% and 80.33%

Gross production for the quarter from Main Pass 6, 7 and 91 was 2,351 MMcf of gas (1,889 MMcf net) and 51,329 barrels of oil (42,640 barrels net).

Gas production volumes were 15% higher than the previous quarter reflecting the commencement of production from the A-3 and B-2 wells. Oil production volumes were only slightly (4%) lower than the previous quarter. Drilling activities at Main Pass 91 and severe weather conditions adversely affected production volumes.

The Main Pass 91 B-3 development well spudded during the quarter and was suspended prior to reaching its primary targets because of erosion of the sea floor drilling pad caused by severe storm activity. It is expected that drilling will recommence during the second quarter of 1998.

SHIP SHOAL 192, 193 AND 194      Net revenue interest: 83.33%, 80.33% and 83.33%

Gross production for the quarter was 566,923 barrels of oil (458,822 barrels net) and 713 MMcf of gas (576 MMcf net).

Oil and gas production volumes were respectively 18% and 24% lower than the previous quarter due mostly to production shut-ins required by the drilling of the Ship Shoal A-6ST well and to a production problem in the A-5ST well, which will require remedial work. This work was delayed by adverse weather conditions and drilling activities, and is scheduled to be undertaken during the second quarter of 1998.

The Ship Shoal 193 A-6 exploration well, suspended in 1997, was sidetracked and is currently still drilling. To date the well has intersected a total of 16 metres (51 feet) of net oil pay in three sands with one prospective zone remaining to be drilled. The primary target E-8 sand had 7 metres (23 feet) of net oil pay. This pay sand has now been established as oil bearing over an area of up to 900 acres up-dip from the E-8 producing Ship Shoal 193 B-1 well.

The Ship Shoal 193 A-6ST well is expected to be on production in May 1998 and a drilling programme of three to five wells on the Ship Shoal 193/192/194 leases will be commenced immediately. It is also proposed that an upgrade of the oil processing capacity of the Ship Shoal 193 platform be commenced immediately.

WEST CAMERON 542, 543 AND 544   Net revenue interests: 36.11%, 80.83% and 80.33%

Gross production for the quarter was 1,842 MMcf of gas (1,481 MMcf net) and 188,159 barrels of oil (151,160 barrels net).

Oil production volumes were 10% higher reflecting the commencement of production from the A-8 and A-9 wells. Gas production volumes were 5% lower than those of the previous quarter due to natural reservoir decline.

WEST CAMERON 461, 462 AND 480                     Net revenue interest:   80.33%

Gross production for the quarter was 1,690 MMcf of gas (1,357 MMcf net) and 1,075 barrels of oil (864 barrels net) from the West Cameron 461 A-1 and A-2 wells.

Gas production volumes were 36% lower than the previous quarter reflecting the natural decline of the depletion drive gas reservoirs that are currently completed. To improve production rates a compressor, expected to be operational by the end of April 1998, has been installed on the West Cameron 461 platform.

The West Cameron 480 #2 ST exploration well intersected a total of 15 metres (50 feet) of net gas pay in two sands and has been cased and suspended pending evaluation of future development options. Adverse hole conditions resulted in the termination of drilling prior to the well reaching its primary target. To evaluate this deep target a new well, drilled from a more optimal surface location, is programmed to be drilled later in 1998.

WEST CAMERON 237                                   Net revenue interest   83.33%

Gross production for the quarter was 1,193 MMcf of gas (994 MMcf net), a 63% increase over the previous quarter reflecting the commencement of production from the A-8 well and a full quarter's production from the A-7 well. Gross oil production for the quarter was 2,372 barrels (1,977 barrels net).

SOUTH MARSH ISLAND 7                              Net revenue interest:   80.33%

Gross production for the quarter was 377 MMcf of gas (303 MMcf net) and 1,915 barrels of oil (1,538 barrels net).

SOUTH MARSH ISLAND 189 & 190                      Net revenue interest:   83.33%

The South Marsh Island 189 #1 well encountered 10 metres (32 feet) of net gas pay in two sands and was plugged and abandoned as non-commercial. The four predicted target sands were encountered, as predicted and on depth, and are now believed to be within the original trap as mapped but subsequently breached. Activities will now focus upon the development of the existing proved reserves and evaluation of the remaining exploration potential on the leases.

GRAND ISLE 45                                     Net revenue interest:   83.33%

Gross production for the quarter was 813 MMcf of gas (677 MMcf net) and 12,568 barrels of oil (10,473 barrels net).

MAIN PASS 104                                     Net revenue interest:   80.33%

Gross production for the quarter was 281 MMcf of gas (225 MMcf net) and 6 barrels of oil (5 barrels net).

Production start-up from the A-1 and A-2 wells, delayed because of weather, commenced in February 1998.

MAIN PASS 84                                         Net revenue interest:   77%

Gross production for the quarter was 20,489 barrels of oil (15,777 barrels net) and 73 MMcf of gas (56 MMcf net) from the Main Pass 84 #1 well. The well commenced production in March 1998 at an initial rate of 660 barrels of oil and
0.9 MMcf of gas per day following installation of a refurbished oil storage barge with processing facilities and the laying of a gas pipeline.


FUTURE EXPLORATION

During the June quarter of 1998 the Company expects to commence drilling operations on the Main Pass 91, West Cameron 237 and Ship Shoal 193/194 leases.


LEASE ACQUISITION

Petsec was successful high bidder on the following seven leases at the Central Gulf of Mexico OCS lease sale held on 18 March 1998:

o     Ship Shoal 180 (awarded 24 April)
o     West Cameron 145
o     West Delta 112
o     Main Pass 90
o     Main Pass 91 (East)
o     Main Pass 93 (part)
o     Main Pass 105

Petsec also won the 720 acre lease tract Mustang Island 797L at the Texas State Waters lease sale held on 7 April 1998.

The above eight leases have a net unrisked 3D mapped reserve potential of 370 Bcf of gas equivalent.

RESERVES

Net proved oil and gas reserves, as estimated by independent petroleum engineers, Ryder Scott Company, were 186 Bcfe at 31 December 1997 (1996 123
Bcfe), up 51%. Net proved and probable reserves were 255 Bcfe (1996 165 Bcfe), up 55%.


EXPENDITURES

Production and Development Expenditure              A$    19,818,632
Exploration Expenditure                             A$    42,086,858
                                                          ----------
TOTAL                                               A$    61,905,490
                                                          ==========

Dated:   30 April 1998




G H FULCHER
COMPANY SECRETARY


For further information, please contact:

Australia: Mr Doug Battersby, Technical Director or           USA:   Ross Keogh, VP -  Finance/Administration
           Mr Geoff Fulcher, Company Secretary                       Petsec Energy Inc
           (61) 2 9247 4605 (phone)   (61) 2 9251 2410 (fax)         (318) 989 1942 (phone)    (318) 989 7271 (fax)
           Level 13, Gold Fields House                               143 Ridgeway Drive, Suite 113
           1 Alfred Street, Sydney  NSW  2000                        Lafayette Louisiana   70503-3402

1. Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule
    5.11 and accurately reflects the information compiled by that person.

2 Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.


-------------------------------------------------------------------------------
            For the latest information on the company's activities,
                     go to our home page on www.petsec.com
-------------------------------------------------------------------------------

------------------------------------------------------------------------------


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               PETSEC ENERGY LTD




Dated: 7 May 1998                              By /s/ ROBIN A CUMMING
                                               ------------------------
                                               Robin A Cumming
                                               Chief Financial Officer